EXHIBIT 11

ALABAMA NATIONAL BANCORPORATION

COMPUTATION OF EARNINGS PER SHARE (UNAUDITED)
(In thousands, except per share amounts)

	Income	Shares	Per Share Amount
THREE MONTHS ENDED JUNE 30, 2002
Basic EPS net income	$8,782	12,359	$0.71

Effect of dilutive securities	—	298

Diluted EPS	$8,782	12,657	$0.69

THREE MONTHS ENDED JUNE 30, 2001
Basic EPS net income	$6,976	11,821	$0.59

Effect of dilutive securities	—	268

Diluted EPS	$6,976	12,089	$0.58

SIX MONTHS ENDED JUNE 30, 2002
Basic EPS net income	$17,390	12,354	$1.41

Effect of dilutive securities	—	290

Diluted EPS	$17,390	12,644	$1.38

SIX MONTHS ENDED JUNE 30, 2001
Basic EPS net income	$12,819	11,805	$1.09

Effect of dilutive securities	—	275

Diluted EPS	$12,819	12,080	$1.06